Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Weyerhaeuser Company:
We consent to the incorporation by reference in the registration statements (No. 333-140996 and No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 18, 2007, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental financial statement schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Weyerhaeuser Company Investment Growth Plan.
/s/ KPMG LLP
Seattle, Washington
June 18, 2007